FORM 5                             OMB APPROVAL
                                   OMB Number:  3235-0362
[  ] Check this box if no longer   Expires:  September 30, 1998
     subject to Section 16.        Estimated average burden
     Form 4 or Form 5 obligations hours per response . . . 1.0 may continue. See Instruction 1(b).

                               - NEW -
          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
           Company Act of 1935 or Section 30(f) of the
                  Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person

     Huff Alternative Income Fund, L.P.
     (Last)              (First)             (Middle)

     67 Park Place
     (Street)

     Morristown     NJ        97960
     (City)         (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     American Communications Services Inc. (ACSI)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     12/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)
     ___ Director                       _X_ 10% Owner
     ___ Officer (give title below)     ___ Other (specify below)

     Chief Executive Officer, Secretary and Treasurer

7.   Individual or Joint/Group Reporting (Check Applicable Line)
     ___ Form filed by One Reporting Person
     _X_ Form filed by More than One Reporting Person


FORM 5 (continued)

Table I --     Non-Derivative Securities Acquired, Disposed of,
               or Beneficially owned

1.   Title of Security (Instr. 3)
     Common Stock

2.   Transaction Date(Month/Day/Year)
     4/15/97

3.   Transaction Code (Instr. 8)
     Code
     P

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5)

     Amount              (A) or (D)          Price
     2,099,125                A              $4.70

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instr. 3 and 4)
     15,090,140*

6.   Ownership Form:  Direct (D) or Indirect (I)(Instr. 4)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)






                                                  SEC 2270 (7-96)

FORM 5 (continued)

Table II --    Derivative Securities Acquired, Disposed of, or
               Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security(Instr. 3)
     Common Stock Warrant

2.   Conversion or Exercise Price of Derivative Security
     $7.15

3.   Transaction Date (Month/Day/Year)
     7/10/97

4.   Transaction Code (Instr. 8)
     Code                P

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5)
     (A)            (D)
     10,000

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable                   Expiration Date
     Immediately                        6/26/05

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title                    Amount or Number of Shares
     Common Stock             803,180

8.   Price of Derivative Security (Instr. 5)
     **

9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instr. 4)
     1,003,180

10.  Ownership Form of Derivative Security: Direct (D) or Indirect
     (I) (Instr. 4)
     D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

                                                  SEC 2270 (7-96)

FORM 5 (continued)

 Explanation of Responses:

* Shares with shared voting and dispositive power. In addition, William R. Huff has sole voting and dispositive power over 24,000 shares.

* The reported securities are included within 10,000 Units purchased for $10,000 per Unit. Each Unit consists of one share of 14-3/4% Redeemable Preferred Stock due 2008 and one Warrant to purchase 80.318 shares of Common Stock.
------------
     Additional persons included within Reporting Person's group, all of whom which are located at the same address, are:

     WRH Partners, L.L.C.
     Paladin Court Co., Inc.
     DBC II Corp.
     William R. Huff
     Donna B. Charlton
     67 Park Place
     Morristown, NJ  97960

               /s/ The Huff Alternative Income Fund, L.P.

                                                    February 13, 1998
               **Signature of Reporting Person         Date
                 The Huff Alternative Income Fund, L.P.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of
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